UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Dillard’s, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

254067101

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 254067101

(1)	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Dillard’s, Inc. Retirement Plan Trust 71-0512766

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 0

(6) Shared Voting Power 14,144,239

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 14,144,239

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 14,144,239

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 24.41%

(12)	Type of Reporting Person (See Instructions) EP

Item 1
	(a)	Name of Issuer: Dillard’s, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: Dillard’s, Inc. 1600 Cantrell Road Little Rock, AR 72201

Item 2
	(a)	Name of Person Filing: Dillard’s, Inc. Retirement Plan Trust
	(b)	Address of Principal Business Office or, if none, Residence: Dillard’s, Inc. 1600 Cantrell Road Little Rock, AR 72201
	(c)	Citizenship: Arkansas
	(d)	Title of Class of Securities: Class A Common Stock
	(e)	CUSIP Number: 254067101

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☒	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________.

Item 4	Ownership
(a) Amount beneficially owned: 14,144,239
(b) Percent of class: 24.41%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 14,144,239
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 14,144,239

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person
The reporting person is a trust for the Issuer’s Employees’ Retirement Plan.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8	Identification and Classification of Members of the Group
Not Applicable

Item 9	Notice of Dissolution of Group
Not Applicable

Item 10	Certifications

By signing below the Dillard’s, Inc. Retirement Plan Trust certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, Dillard’s, Inc. Retirement Plan Trust certifies that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2011

Dillard’s, Inc. Retirement Plan Trust

	By:	/ S / Phillip R. Watts
	Name:	Phillip R. Watts
	Title:	Administrator